Term sheet No. W2A

To prospectus dated October 10, 2006,
prospectus supplement dated November 15, 2007,
product supplement W-A dated November 20, 2007 and
underlying supplement No. 14 dated January 7, 2008

Registration Statement No. 333-137902
Dated January 7, 2008; Rule 433

Deutsche Bank

Deutsche Bank AG, London Branch

$

Call Warrants Linked to the Deutsche Bank X-Alpha USD Excess Return® Index Expiring on January 10*, 2013

General
- Call Warrants linked to the Deutsche Bank X-Alpha USD Excess Return Index (the "**warrants**") provide leveraged exposure to the potential appreciation of an index based on an investment strategy that seeks to generate positive returns relative to certain benchmark stock indices, as described in the accompanying underlying supplement. If the Final Level is greater than the Strike Level, investors will receive a Cash Settlement Amount per $10.00 warrant equal to the product of $100.00 and the Index Return. If the Final Level is less than or equal to the Strike Level, investors will lose their entire investment in the warrants.
- Unsecured contractual obligations of Deutsche Bank AG expiring on January 10*, 2013.
- You will not be able to purchase the warrants unless you have an options-approved brokerage account.
- Minimum initial investment of $1,000 (100 warrants).
- The warrants are expected to price on or about January 10*, 2008, and are expected to settle on or about January 15*, 2008 (the "**Initial Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch
Index:	The Deutsche Bank X-Alpha USD Excess Return Index (the **"Index"**) Bloomberg Ticker: DBGLXAE <Index>
Notional Amount:	$100 per warrant
Issue Price:	$10 per warrant
Cash Settlement Amount:	The Cash Settlement Amount per $10.00 warrant, paid on the Final Settlement Date, will be determined as follows: • If the Index Return is positive, the Cash Settlement Amount per $10.00 warrant will equal: Notional Amount x Index Return • If the Index Return is zero or negative, the Cash Settlement Amount per $10.00 warrant will equal zero and you will lose your entire investment in the warrants. ***The Index Return must be greater than 10% in order for you to receive a Cash Settlement Amount that is greater than your initial investment. If the Index Return is positive but less than 10%, you will lose a portion of your investment in the warrants. If the Index Return is zero or negative, you will lose your entire investment in the warrants.***
Index Return:	$\dfrac{\text{Final Level} - \text{Strike Level}}{\text{Initial Level}}$
Strike Level:	100% of the Initial Level
Initial Level:	The Index closing level on the Trade Date
Final Level:	The Index closing level on the Expiration Date
Trade Date:	January 10*, 2008
Initial Settlement Date:	January 15*, 2008
Expiration Date:	January 10*, 2013, subject to postponement as described in the accompanying product supplement under "Description of Warrants—Settlement"
Final Settlement Date:	January 15*, 2013, subject to postponement as described in the accompanying product supplement under "Description of Warrants—Settlement"
CUSIP:	25153Q 51 8
ISIN:	US25153Q5181

*Expected
In the event that we make any change to the expected Trade Date and Initial Settlement Date, the Expiration Date and Final Settlement Date will be changed so that the stated term of the warrants remains the same.

Investing in the warrants involves a high degree of risk, including the risk that the warrants will expire worthless if the Index does not appreciate. You should be prepared to sustain a total loss of your investment and should consider carefully the matters set forth under the headings "Selected Risk Considerations" in this term sheet and "Risk Factors" in the accompanying product supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, underlying supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the warrants at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the warrants prior to their issuance. We will notify you in the event of any material change to the terms of the warrants, and you will be asked to accept such material change in connection with your purchase of any warrants. You may also choose to reject such material change, in which case we may reject your offer to purchase the warrants.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the warrants or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus, prospectus supplement, underlying supplement or product supplement. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions[1]	Proceeds to Us
Per warrant	$	$	$
Total	$	$	$

[1] A fixed payment of $150,000 will be made to Oppenheimer & Co. Inc. in its capacity as qualified independent underwriter. Deutsche Bank Securities Inc. and other agents may pay referral fees to other broker-dealers of up to 5.00% of the Issue Price or $0.50 per $10.00 warrant. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% of the Issue Price or $0.025 per $10.00 warrant. For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this term sheet.

The warrants are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities   **Oppenheimer & Co.**

ADDITIONAL TERMS SPECIFIC TO THE WARRANTS

- You should read this free writing prospectus, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 15, 2007, relating to our warrants, and the more detailed information contained in product supplement W-A dated November 20, 2007, and underlying supplement No. 14 dated January 7, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Underlying supplement No. 14 dated January 7, 2008:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312508002529/d424b21.pdf

    - Product supplement W-A dated November 20, 2007:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312507251327/d424b21.pdf

    - Prospectus supplement dated November 15, 2007:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312507248659/d424b3.htm

    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This term sheet, together with the documents listed above, contains the terms of the warrants and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the warrants involve a high degree of risk not associated with an investment in conventional securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the warrants.

Hypothetical Examples of Cash Settlement Amounts Payable on the Final Settlement Date

The table and examples below illustrate the potential Cash Settlement Amounts per $10.00 warrant for a hypothetical range of performance of the Index assuming an Initial Level of 2,000.00 (the actual Initial Level will be determined on the Trade Date). The following results are based solely on the hypothetical examples cited and have been rounded for ease of analysis. You should consider carefully whether the warrants are suitable to your investment goals.

Hypothetical Final Level	Hypothetical Index Return	Cash Settlement Amount	Cash Settlement Amount - Issue Price	Percentage Return on the Warrants
4,000.00	100%	$100.00	$90.00	900.0%
3,600.00	80%	$80.00	$70.00	700.0%
3,200.00	60%	$60.00	$50.00	500.0%
3,000.00	50%	$50.00	$40.00	400.0%
2,800.00	40%	$40.00	$30.00	300.0%
2,600.00	30%	$30.00	$20.00	200.0%
2,400.00	20%	$20.00	$10.00	100.0%
2,300.00	15%	$15.00	$5.00	50.0%
2,200.00	10%	$10.00	$0.00	0.0%
2,100.00	5%	$5.00	-$5.00	-50.0%
2,000.00	0%	$0.00	-$10.00	-100.0%
1,900.00	-5%	$0.00	-$10.00	-100.0%
1,800.00	-10%	$0.00	-$10.00	-100.0%
1,700.00	-15%	$0.00	-$10.00	-100.0%
1,600.00	-20%	$0.00	-$10.00	-100.0%
1,400.00	-30%	$0.00	-$10.00	-100.0%
1,200.00	-40%	$0.00	-$10.00	-100.0%
1,000.00	-50%	$0.00	-$10.00	-100.0%
800.00	-60%	$0.00	-$10.00	-100.0%
400.00	-80%	$0.00	-$10.00	-100.0%
0.00	-100%	$0.00	-$10.00	-100.0%

Example 1: The level of the Index increases from a Strike Level of 2,000.00 to a Final Level of 2,600.00, an Index Return of 30%. Under these circumstances, on the Final Settlement Date you would receive a Cash Settlement Amount of $30.00 per $10.00 warrant, calculated as follows:

Cash Settlement Amount per Warrant = Notional Amount x Index Return = $100 x 30% = $30.00

Example 2: The level of the Index increases from a Strike Level of 2,000.00 to a Final Level of 2,100.00, an Index Return of 5%. Under these circumstances, on the Final Settlement Date, you would receive a Cash Settlement Amount of $5.00 per $10.00 warrant, calculated as follows:

Cash Settlement Amount per Warrant = Notional Amount x Index Return = $100 x 5% = $5.00

In this example, even though the Index Return is positive, you would lose a portion of your investment because the Index Return is less than 10% (the minimum Index Return necessary for you to receive the full return of your initial investment on the Final Settlement Date).

Example 3: The Final Level of 2,000.00 is the same as the Strike Level. Because the Final Level and the Strike Level are the same, the Index Return is zero and the Cash Settlement Amount is zero. Under these circumstances, you would lose all of your initial investment.

Example 4: The level of the Index decreases from a Strike Level of 2,000.00 to a Final Level of 1,900.00. Because the Final Level is less than the Strike Level, the Index Return is negative and the Cash Settlement Amount is zero. Under these circumstances, you would lose all of your initial investment.

If the Final Level is equal to or less than the Strike Level, the Cash Settlement Amount will be zero, and you will lose your entire investment. Furthermore, if the Final Level is greater than the Strike Level by less than 10%, you will lose a portion of your investment.

Selected Purchase Considerations

- **THE WARRANTS CONSTITUTE A RISKY INVESTMENT AND MAY EXPIRE WORTHLESS** — The warrants are highly speculative and highly leveraged. If the Final Level is less than or equal to the Strike Level, the warrants will expire worthless and you will lose your entire investment. Furthermore, if the Index Return is positive but less than 10%, you will lose a portion of your investment in the warrants. In order for you to receive a Cash Settlement Amount greater than your initial investment, the Index Return must be greater than 10%.

- **THE WARRANTS ARE SUITABLE ONLY FOR INVESTORS WITH OPTIONS-APPROVED ACCOUNTS** — You will not be able to purchase the warrants unless you have an options-approved brokerage account.

- **RETURN LINKED TO THE PERFORMANCE OF THE DEUTSCHE BANK X-ALPHA USD EXCESS RETURN® INDEX** — The return on the warrants, if any, is linked to the Deutsche Bank X-Alpha USD Excess Return® Index. The Index is a proprietary index of Deutsche Bank AG, London Branch (the "**Index Sponsor**"). The Index uses a rules-based, mathematical model (the "**X-Alpha Model**") that reflects the performance of eight Deutsche Bank proprietary equity indices (collectively, the "**DB Regional Style Indices**") relative to the performance of four well known regional equity benchmark indices maintained by third-party sponsors (collectively, the "**Benchmark Indices**" and, together with the DB Regional Style Indices, the "**Index Constituents**"). The regional focus of the Index is the Euro Zone, the United States, Japan and the United Kingdom. In each of these regions, the DB Regional Style Indices seek to identify, from a growth perspective, high short-term earnings momentum stocks and, from a value perspective, low price-earnings ratio or high dividend yielding stocks. The Index is reconstituted on a quarterly basis by the Index Sponsor. For additional information about the Index, see the information set forth under "The Deutsche Bank X-Alpha USD Excess Return® Index" in this term sheet and in the accompanying underlying supplement.

- **CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES** — You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." We believe that the warrants should be treated as cash-settled options for U.S. federal income tax purposes. Under this treatment, gain or loss on the sale, exchange, exercise or lapse of the warrants should be capital gain or loss and should be long-term capital gain or loss if at the time of sale, exchange, exercise or lapse you have held the warrants for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the warrants, the timing and/or character of income on the warrants might differ materially and adversely from the description herein. It is possible, for instance, that each quarterly reconstitution of the Index might be treated as a taxable event giving rise to short-term capital gain or loss equal o the difference between your tax basis in a warrant and its fair market value. In addition, it is possible that part or all of your gain on the warrants might be treated as ordinary income. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this term sheet and the accompanying product supplement.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While the notice does not appear to encompass instruments such as the warrants, it is possible that Treasury regulations or other forms of guidance, if any, promulgated after consideration of these issues could materially and adversely affect the tax consequences of investing in the warrants, possibly retroactively.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Warrants.

We do not provide any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the warrants (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local of non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the warrants involves significant risks not associated with an investment in conventional securities. Some of the risks that apply to an investment in the warrants are summarized below, but we urge you to read the more detailed explanation of risks relating to the warrants generally in the "Risk Factors" section of the accompanying product supplement W-A. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the warrants.

- **THE WARRANTS MAY EXPIRE WORTHLESS** — The warrants are highly speculative and highly leveraged. If the Final Level is less than or equal to the Strike Level, the warrants will expire worthless and you will lose your entire investment. The warrants are not suitable for investors who cannot sustain a total loss of their investment. You should be prepared to sustain a total loss of your investment in the warrants.

- **INVESTORS MAY LOSE MONEY EVEN IF THE INDEX RETURN IS POSITIVE** — If the Index Return is positive but less than 10%, you will lose a portion of your investment in the warrants. In order for you to receive a Cash Settlement Amount greater than your initial investment, the Index Return must be greater than 10%.

- **THE WARRANTS ARE SUITABLE ONLY FOR INVESTORS WITH OPTIONS-APPROVED ACCOUNTS** — You will not be able to purchase the warrants unless you have an options-approved brokerage account.

- **THE WARRANTS DO NOT PROVIDE FOR INTEREST OR COUPON PAYMENTS AND DO NOT GUARANTEE ANY RETURN OF YOUR INITIAL INVESTMENT** — The warrants do not provide for interest or coupon payments and may not return any of your initial investment. The Cash Settlement Amount will be determined pursuant to the terms described in this term sheet. You will lose all of your investment if the Final Level is less than or equal to the Strike Level.

- **THE TIME REMAINING TO THE EXPIRATION DATE MAY ADVERSELY AFFECT THE MARKET VALUE OF THE WARRANTS** — You will lose your entire investment if the Index level does not increase over the term of the warrants. This risk reflects the nature of a warrant as an asset that tends to decline in value over time and that will be worthless if it is "out-of-the-money" when it is exercised. Assuming all other factors are held constant, the risk that the warrants will expire worthless will increase the more the Index level falls below the Strike Level and the shorter the time remaining until the Expiration Date. Therefore, the market value of the warrants will reflect both the rise or decline in the Index level and the time remaining to the Expiration Date, among other factors.

- **THE WARRANTS ARE NON-STANDARDIZED OPTIONS** — The warrants are not standardized options of the type issued by the Options Clearing Corporation (the "**OCC**"), a clearing agency regulated by the Securities and Exchange Commission. The warrants are unsecured contractual obligations of Deutsche Bank AG and will rank equally with all of our other unsecured contractual obligations and unsecured and unsubordinated debt. Thus, unlike purchasers of OCC standardized options, who have the credit benefits of guarantees and margin and collateral deposits by OCC clearing members to protect the OCC from a clearing member's failure, purchasers of the warrants may look solely to Deutsche Bank AG for performance of its obligation to pay the Cash Settlement Amount, if any, upon the automatic exercise of the warrants. Additionally, the secondary market for the warrants, if any exists, is not expected to generally be as liquid as the market for OCC standardized options, and, therefore, sales of the warrants prior to the Expiration Date may yield a sale price that is lower than the theoretical value of the warrants based on the then-prevailing level of the Index.

- **THE WARRANTS WILL BE EXERCISED AUTOMATICALLY ON THE EXPIRATION DATE** — The warrants will be exercised automatically on the Expiration Date. Neither you nor we can exercise the warrants at any time prior to the Expiration Date. Accordingly, unless you sell the warrants prior to the Expiration Date, you will not be able to capture any appreciation of the Index as measured at any point in time prior to the Expiration Date. If the Final Level is less than or equal to the Strike Level, you will lose your entire investment in the warrants even if the Index closing level had been greater than the Strike Level at times prior to the Expiration Date. Additionally, you do not have a choice as to whether the warrants will be exercised on the Expiration Date; exercise of the warrants is automatic. Accordingly, if the Final Level is less than or equal to the Strike Level, you will not have the option to cancel your investment, continue to hold the warrants or otherwise seek a return of your investment, and you will not benefit from any appreciation in the Index that may occur after the Expiration Date.

- **MARKET RISK** — The return on the warrants is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive. **The warrants are not principal protected and do not guarantee the return of any portion of your initial investment. You will lose your entire investment in the warrants if the Index Return is zero or negative.**

- **ANY POTENTIAL CASH SETTLEMENT AMOUNT WILL BE DETERMINED ONLY AS OF THE EXPIRATION DATE** — The Index Return and the Cash Settlement Amount will be calculated as of the Expiration Date. If the Final Level is less than or equal to the Strike Level, you will lose your entire investment in the warrants. This will be true even if the level of the Index is higher than the Strike Level at other times during the term of the warrants. If the Final Level is greater than the Strike Level but the Index Return is less than 10%, you will lose a portion of your investment in the Warrants. This will be true even if the return on the Index is greater than 10% at other times during the term of the warrants.

- **THE WARRANTS ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.**

- **INVESTING IN THE WARRANTS IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE INDEX, THE DB REGIONAL STYLE INDICES AND THE BENCHMARK INDICES WITH WHICH THEY ARE PAIRED OR THEIR RESPECTIVE UNDERLYING COMPONENTS** — You may receive a lower payment on the Final Settlement Date than you would have received if you had invested directly in the Index, the DB Regional Style Indices and the Benchmark Indices with which they are paired or their respective underlying components.

- **THE INCLUSION IN THE ORIGINAL ISSUE PRICE OF EACH AGENT'S COMMISSION, THE COST OF HEDGING OUR OBLIGATIONS UNDER THE WARRANTS DIRECTLY OR THROUGH ONE OR MORE OF OUR AFFILIATES AND THE PROFITS WE AND OUR AFFILIATES EXPECT TO REALIZE IS LIKELY TO ADVERSELY AFFECT THE VALUE OF THE WARRANTS PRIOR TO THE EXPIRATION DATE** — The original Issue Price of the warrants includes each agent's commission and the cost of hedging our obligations under the warrants directly or through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge and for providing access to the Index. As a result, the original Issue Price of the warrants may differ from values determined by pricing models, including pricing models used by Deutsche Bank AG or its affiliates, and, assuming no change in market conditions or any other relevant factors, the price at which Deutsche Bank AG or its affiliates will be willing to purchase warrants from you, prior to the Expiration Date, in secondary market transactions, if at all, will likely be lower than the original Issue Price. Any such repurchase price may also differ from values determined by pricing models used by Deutsche Bank AG or its affiliates as a result of such compensation or other transaction costs.

- **THE WARRANTS ARE NOT DESIGNED TO BE SHORT-TERM TRADING INSTRUMENTS** — You should be willing and able to hold your warrants to the Expiration Date. You will receive the Cash Settlement Amount, if any, only if you hold your warrants to the Expiration Date.

- **LIMITED HISTORY OF THE INDEX** — Publication of the Index began on October 3, 2006. Therefore, the Index has very limited performance history, and no actual investment which allowed a tracking of the performance of the Index was possible before that date. In addition, effective July 17, 2007, the methodology for the calculation of the Index was changed by the Index Sponsor. For this reason, the actual performance history of the Index for the dates between October 3, 2006 and July 17, 2007 does not reflect the methodology currently in use for the calculation of the Index.

- **AN INVESTMENT LINKED OR RELATED TO THE INDEX WILL NOT NECESSARILY BE THE SAME AS AN INVESTMENT IN ANY DB REGIONAL STYLE INDEX, THE BENCHMARK INDEX WITH WHICH IT IS PAIRED OR IN ANY OF THEIR UNDERLYING COMPONENTS** — The Index closing level on any trading day will depend on the performance, in relation to each pair of Index Constituents which consists of a DB Regional Style Index and a Benchmark Index (each, an "**Index Constituent Pair**"), of each DB Regional Style Index compared to the Benchmark Index with which it is paired. If the overall performance of the DB Regional Style Indices compared to the Benchmark Indices, when measured by reference to each Index Constituent Pair, is positive, the Index closing level will rise. Conversely, if the overall performance of the DB Regional Style Indices compared to the Benchmark Indices, when measured by reference to each Index Constituent Pair, is negative, the Index closing level will fall. Therefore, whether or not the Index closing level rises or falls depends not only on whether or not the levels of any of the DB Regional Style Indices and/or the Benchmark Indices rise or fall but rather on the overall comparative performance of the DB Regional Style Indices to the relevant Benchmark Indices when measured by reference to each Index Constituent Pair. **You should, therefore, carefully consider the composition and calculation of each DB Regional Style Index and each Benchmark Index which together form each Index Constituent Pair**.

- **THE VALUE OF THE INDEX IS BASED UPON THE RETURN OF EACH INDEX CONSTITUENT PAIR. IF THE RETURN OF A DB REGIONAL STYLE INDEX IS POSITIVE BUT IS LESS THAN THE RETURN OF A BENCHMARK INDEX WITH WHICH IT IS PAIRED, THE OVERALL RETURN OF THE RELEVANT INDEX CONSTITUENT PAIR WILL BE NEGATIVE** — The value of the Index is based upon the performance of each DB Regional Style Index relative to that of the Benchmark Index with which it is paired. Even if a DB Regional Style Index achieves a positive return, the Index Constituent Pair of which it is a member could achieve a negative return if the Benchmark Index included in such Index Constituent Pair achieves a greater positive return.

- **THE INDEX CONSTITUENT PAIRS ARE NOT EQUALLY WEIGHTED IN THE X-ALPHA MODEL** — The Index Constituent Pairs are assigned different geographical weightings in the X-Alpha Model as described in "The Deutsche Bank X-Alpha USD Excess Return® Index" in this term sheet and in "The Deutsche Bank X-Alpha USD Excess Return® Index — Index Constituent Pairs" in the accompanying underlying supplement. One consequence of the unequal weighting of the Index Constituent Pairs is that the same return generated by two Index Constituent Pairs, whether positive or negative, may have a different effect on the performance of the Index.

- **RETURNS GENERATED BY THE INDEX CONSTITUENT PAIRS MAY OFFSET EACH OTHER** — At a time when some of the Index Constituent Pairs generate positive returns, other Index Constituent Pairs may generate positive returns that are smaller or they may generate returns that are negative. As a result, positive returns generated by one or more Index Constituent Pairs may be moderated or more than offset by smaller positive returns or negative returns generated by the other Index Constituent Pairs, particularly if the Index Constituent Pairs that generate positive returns are assigned relatively low weightings in the X-Alpha Model.

- **THE RETURNS OF THE INDEX CONSTITUENT PAIRS WILL BE EXPOSED TO FLUCTUATIONS IN EXCHANGE RATES** — For the purposes of determining the returns of the Index Constituent Pairs, the currency in which any DB Regional Style Index or Benchmark Index is expressed (if such currency is not U.S. dollars) will be converted into U.S. dollars at the relevant spot exchange rate on each trading day. As a result, any positive or negative return that is generated as a result of the performance of a DB Regional Style Index compared to that of a Benchmark Index with which it is paired is exposed to fluctuations in the exchange rate between the U.S. dollar and the currency in which such DB Regional Style Index and such Benchmark Index are publicly quoted. In addition, appreciation of the U.S. dollar against the currencies of such indices would have the effect of reducing the impact of positive excess returns from the relevant Index Constituent Pairs.

- **THE ACTUAL EXPERIENCED VOLATILITY OF EACH INDEX CONSTITUENT PAIR AND THE X-ALPHA MODEL MAY NOT EQUAL TARGET VOLATILITY, WHICH MAY HAVE A NEGATIVE IMPACT ON THE PERFORMANCE OF THE INDEX** — As described in "The Deutsche Bank X-Alpha USD Excess Return® Index" in this term sheet and in "The Deutsche Bank X-Alpha USD Excess Return® Index — Calculation and Reconstitution of the Index" in the accompanying underlying supplement, the weighting of each Index Constituent Pair in the X-Alpha Model is adjusted to target a volatility level of 8%. Because this adjustment is based on recently experienced volatility and is subject to a minimum of 50% and a maximum of 150%, the actual volatility realized on the Index Constituent Pairs and the X-Alpha Model will not necessarily equal the volatility target. If returns on the Index Constituent Pairs or the X-Alpha Model coincide with volatility higher than the target, the Index would be exposed less to such returns than if the volatility targeting had not been done. If returns on Index Constituent Pairs or the X-Alpha Model coincide with volatility lower than the target, the Index would be exposed more to such returns than if the volatility targeting had not been done. Such adjustments may have a negative impact on the performance of the Index.

- **THE CALCULATION OF THE INDEX CLOSING LEVEL WILL INCLUDE A DEDUCTION OF THE BORROW FEE** — On each trading day, the calculation of the Index closing level will include a deduction of the Borrow Fee to defray transaction costs incurred in relation to the Index on such day, as described in "The Deutsche Bank X-Alpha USD Excess Return® Index — Index Costs" in the accompanying underlying supplement.

- **WE ARE ONE OF THE COMPANIES THAT MAKE UP THE DOW JONES EURO STOXX 50 TOTAL RETURN INDEX™, AND OUR COMMON STOCK MAY BE INCLUDED IN TWO OF THE DB REGIONAL STYLE INDICES, BUT WE ARE NOT AFFILIATED WITH ANY OTHER COMPANY INCLUDED IN THE DOW JONES EURO STOXX 50 TOTAL RETURN INDEX™, ANY OTHER BENCHMARK INDEX OR ANY DB REGIONAL STYLE INDEX** — We are one of the companies that make up the Dow Jones EURO STOXX 50 Total Return Index™, and our common stock may be included in two of the DB Regional Style Indices, but we are not affiliated with any of the other companies whose stocks are included in the Dow Jones EURO STOXX 50 Total Return Index™, any of the other Benchmark Indices or any of the DB Regional Style Indices. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the stocks underlying any of the Benchmark Indices, the DB Regional Style Indices or your warrants. None of the money you pay us will go to the respective sponsors of the Benchmark Indices (the "**Benchmark Index Sponsors**") or to any of the other companies included in the Benchmark Indices or the DB Regional Style Indices, and none of those companies will be involved in the offering of the warrants in any way. Neither those companies nor the Benchmark Index Sponsors will have any obligation to consider your interests as a holder of the warrants in taking any corporate actions that might affect the value of your warrants.

- **DEUTSCHE BANK AG, LONDON BRANCH, AS THE SPONSOR OF EACH DB REGIONAL STYLE INDEX, AND EACH BENCHMARK INDEX SPONSOR MAY ADJUST THE RELEVANT INDEX IN A WAY THAT AFFECTS ITS LEVEL** — Deutsche Bank AG, London Branch, as the sponsor of each DB Regional Style Index (the "**DB Regional Style Index Sponsor**") and each Benchmark Index Sponsor are responsible for calculating and maintaining the DB Regional Style Indices and the

Benchmark Indices, respectively. The DB Regional Style Index Sponsor and any Benchmark Index Sponsor can add, delete or substitute a component stock of a DB Regional Style Index or a Benchmark Index, as the case may be, or make methodological changes that could affect the level of the relevant index. You should realize that any changes in the DB Regional Style Index components or the Benchmark Index components may affect the relevant DB Regional Style Index or Benchmark Index, as the case may be, and may therefore affect the Index, as any newly added component stock may perform significantly better or worse than the component stock it replaces. Additionally, the DB Regional Style Index Sponsor and any Benchmark Index Sponsor may alter, discontinue or suspend calculation or dissemination of the relevant index. Any of these actions could adversely affect the value of your warrants. The DB Regional Style Index Sponsor and the Benchmark Index Sponsors have no obligation to consider your interests in calculating or revising the relevant indices.

- **POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE THE ISSUER, THE CALCULATION AGENT FOR THE WARRANTS, THE INDEX SPONSOR AND THE DB REGIONAL STYLE INDEX SPONSOR ARE THE SAME LEGAL ENTITY** — Deutsche Bank AG is the Issuer of the warrants, the calculation agent for the warrants, the Index Sponsor and the DB Regional Style Index Sponsor. As the Index Sponsor and the DB Regional Style Index Sponsor, Deutsche Bank AG carries out calculations necessary to promulgate the Index and each of the DB Regional Style Indices and maintains some discretion as to how such calculations are made. In particular, the Index Sponsor and the DB Regional Style Index Sponsor have discretion in selecting among methods for calculating the Index and each of the DB Regional Style Indices, respectively, in the event that the regular means of determining the values of the components of the Index or any of the DB Regional Style Indices, as the case may be, are unavailable at the time such determinations are scheduled to take place. The Index Sponsor also has discretion to make changes in the reconstitution periods for the Index, and the DB Regional Style Index Sponsor has discretion under certain circumstances in selecting the component stocks of each DB Regional Style Index. There can be no assurance that any determinations made by Deutsche Bank AG in these various capacities will not affect the levels of the Index or any DB Regional Style Indices or the value of the warrants. Because determinations made by Deutsche Bank AG in these roles may affect the Cash Settlement Amount, potential conflicts of interest may exist between Deutsche Bank AG and you.

- **LACK OF LIQUIDITY** — The warrants will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the warrants in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your warrants easily. Because other dealers are not likely to make a secondary market for the warrants, the price at which you may be able to sell your warrants is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the warrants.

- **WE AND OUR AFFILIATES AND AGENTS MAY ISSUE RESEARCH REPORTS ON SECURITIES THAT ARE, OR MAY BECOME, COMPONENTS OF THE INDEX CONSTITUENTS AND MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE WARRANTS. ANY SUCH ACTIVITIES COULD AFFECT THE LEVELS OF THE INDEX OR THE INDEX CONSTITUENTS OR THE VALUE OF THE WARRANTS** — We and our affiliates and agents may issue research reports on securities that are, or may become, components of the Index Constituents. We may also publish research from time to time on financial markets and other matters that may influence the levels of the Index or the Index Constituents or the value of the warrants, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the warrants or with the investment view implicit in the warrants or the Index. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the warrants and the Index.

- **ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE WARRANTS** — We expect that, generally, the level of the Index on any day will affect the value of the warrants more than any other single factor. However, you should not expect the value of the warrants in the secondary market to vary in proportion to changes in the level of the Index. The value of the warrants will be affected by a number of other factors that may either offset or magnify each other, including:

    - the volatility of the Index and the Index Constituents;

    - the time remaining to the Expiration Date;

    - the closing levels of the Index Constituents and the market prices and dividend rates of their component stocks;

    - interest and yield rates in the market generally and in the markets of the Index Constituents and their component stocks;

    - the financial condition and results of operations of the companies whose shares comprise the Index Constituents and conditions generally in the industries in which such companies operate;

    - a variety of economic, financial, political, regulatory or judicial events;

    - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies of the nations in which the companies included in some of the Index Constituents are domiciled;

    - supply and demand for the warrants; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Index Return and calculating the amount that we are required to pay you upon expiration. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the warrants, it is possible that the Expiration Date and the Final Settlement Date will be postponed, and that your return will be adversely affected.

- **HOLDINGS OF THE WARRANTS BY OUR AFFILIATES AND FUTURE SALES MAY AFFECT THE VALUE OF THE WARRANTS** — Certain of our affiliates may purchase some of the warrants for investment. As a result, upon completion of this offering, our affiliates may own up to approximately 10% of the warrants. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In addition, if a substantial portion of the warrants held by our affiliates were to be offered for sale in the secondary market, if any such market exists, following this offering, the market price of the warrants may fall. The negative effect of such sales on the value of the warrants could be more pronounced if secondary trading in the warrants is limited or illiquid.

- **UNCERTAIN TAX TREATMENT** — There is some uncertainty regarding the character and timing of gain or loss on the warrants and no assurance can be given that the IRS will accept, or a court will uphold, the tax consequences described in this term sheet or in the accompanying product supplement W-A.

In addition, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While the notice does not appear to encompass instruments such as the warrants, it is possible that Treasury regulations or other forms of guidance, if any, promulgated after consideration of these issues could materially and adversely affect the tax consequences of investing in the warrants, possibly retroactively. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the warrants, including alternative treatments and the issues presented by the December 7, 2007 notice.

The Deutsche Bank X-Alpha USD Excess Return® Index

The following is a brief summary of the Deutsche Bank X-Alpha USD Excess Return® Index and must be read together with the description of the Deutsche Bank X-Alpha USD Excess Return® Index in the accompanying underlying supplement.

The Deutsche Bank X-Alpha USD Excess Return Index (the "**Index**") uses a rules-based, mathematical model (the "**X-Alpha Model**") that reflects the performance of eight proprietary equity indices (the "**DB Regional Style Indices**") maintained by Deutsche Bank AG, London Branch (the "**Index Sponsor**") relative to the performance of four well known regional equity benchmark indices maintained by third-party sponsors (the "**Benchmark Indices**"). The regional focus of the Index is the Euro Zone, the United States, Japan and the United Kingdom. For each of these regions, two DB Regional Style Indices (one that seeks to identify, from a growth perspective, high short-term earnings momentum stocks (the "**growth stocks**") and another that seeks to identify, from a value perspective, low price-earnings ratio or high dividend yielding stocks (the "**value stocks**")) are each paired with a Benchmark Index, for a total of eight index pairs (each, an "**Index Constituent Pair**"). Each DB Regional Style Index and each Benchmark Index with which it is paired is described under "Additional Information Relating to the DB Regional Style Indices" and "Additional Information Relating to the Benchmark Indices," respectively, in the accompanying underlying supplement. The eight Index Constituent Pairs are as follows:

Index Constituent Pairs		
DB Regional Style Index	**Benchmark Index**	**Regional Weighting**
The Euro Zone		
The DB Euro Value Total Return Index	The Dow Jones EURO STOXX 50 Total Return Index™	15%
The DB Euro Growth Total Return Index	The Dow Jones EURO STOXX 50 Total Return Index™	15%
The United States		
The DB U.S. Value Total Return Index	The S&P 500® Total Return Index	25%
The DB U.S. Growth Total Return Index	The S&P 500® Total Return Index	25%
Japan		
The DB Japan Value Total Return Index	The TOPIX 100® Total Return Index	5%
The DB Japan Growth Total Return Index	The TOPIX 100® Total Return Index	5%
The United Kingdom		
The DB U.K. Value Total Return Index	The FTSE 100® Total Return Index	5%
The DB U.K. Growth Total Return Index	The FTSE 100® Total Return Index	5%

The return of each Index Constituent Pair is determined based on the return of the relevant DB Regional Style Index compared to the return of the relevant Benchmark Index. The X-Alpha

Model, in turn, reflects a weighted return in U.S. dollars of the eight Index Constituent Pairs. The weighting of each Index Constituent Pair in the X-Alpha Model is based on two components. First, each Index Constituent Pair is assigned a regional weighting, which is specified in the table above. Second, each Index Constituent Pair receives a volatility weighting, which is calculated every three months during the Index reconstitution process and is based on the comparison of the actual volatility experienced by such Index Constituent Pair and the X-Alpha Model as a whole to the target volatility of 8%, subject to a minimum of 50% and a maximum of 150%. During the Index reconstitution process, the overall weighting of each Index Constituent Pair in the X-Alpha Model is determined by multiplying the regional weighting for such Index Constituent Pair by the volatility weighting for such Index Constituent Pair. The Index reconstitution process is described under "The Deutsche Bank X-Alpha USD Excess Return Index — Calculation and Reconstitution of the Index" in the accompanying underlying supplement.

Each of the DB Regional Style Indices is described under "Additional Information Relating to the DB Regional Style Indices" in the accompanying underlying supplement.

As of January 4, 2008, each DB Regional Style Index had the following components:

The DB Euro Value Total Return Index

Name	Weight	Country
DEXIA	5.05	BELGIUM
FORTUM	5.54	FINLAND
SAMPO PLC	5.00	FINLAND
UPM KYMMENE	4.86	FINLAND
ACCOR	4.87	FRANCE
CREDIT AGRICOLE	4.85	FRANCE
FRANCE TELECOM	4.98	FRANCE
GROUPE SOCIETE GENERALE	4.88	FRANCE
DEUTSCHE BANK R	4.99	GERMANY
DEUTSCHE TELEKOM	5.00	GERMANY
ALLIED IRISH BANKS	5.00	IRELAND
BANK OF IRELAND	5.13	IRELAND
ENEL	5.04	ITALY
ENI	5.25	ITALY
INTESA SANPAOLO	4.96	ITALY
TELECOM ITALIA	4.79	ITALY
AEGON	4.92	NETHERLANDS
ING GROEP	4.89	NETHERLANDS
KPN	5.14	NETHERLANDS
PORTUGAL TELECOM R	4.87	PORTUGAL

The DB Euro Growth Total Return Index

Name	Weight	Country
KBC GROUP	5.06	BELGIUM
FORTUM	5.66	FINLAND
NOKIA	5.06	FINLAND
SAMPO PLC	5.12	FINLAND
STORA ENSO R	5.05	FINLAND
UPM KYMMENE	4.97	FINLAND
ACCOR	4.98	FRANCE
ALSTOM	4.91	FRANCE
E.ON	5.22	GERMANY
LINDE	5.35	GERMANY
METRO	4.73	GERMANY
PORSCHE PREF	4.81	GERMANY
VOLKSWAGEN	5.06	GERMANY
ANGLO IRISH CORP	5.06	IRELAND
FIAT	4.90	ITALY
ASML HOLDING NV	4.48	NETHERLANDS
PHILIPS ELECTRONICS	4.92	NETHERLANDS
TNT	5.03	NETHERLANDS
ACS	4.73	SPAIN
TELEFONICA	4.93	SPAIN

The DB U.S. Value Total Return Index

Name	Weight
ACE LTD	3.43
ALLSTATE CP	3.32
AMERICAN INTERNATIONAL GROUP	3.38
ANADARKO PETE	3.59
ARCHER-DANIELS	3.99
BANK OF AMERICA	3.19
CAP ONE FINAN	3.29
CHESAPEAKE ENER	3.55
CHEVRON	3.45
CHUBB CORP	3.39
CITIGROUP	3.17
DOW CHEMICAL CO	3.00
GOLDM SACHS GRP	3.30
HARTFORD FINL	3.20
INTL PAPER CO	3.35
JPMORGAN CHASE & CO	3.13
LEHMAN BROS	3.33
LINCOLN NATL	3.26
LOEWS CORP	3.57
MARATHON OIL	3.54
MORGAN STANLEY	3.42
NUCOR CORP	3.20
PROGRESSIVE CORP	3.44
REGIONS FINANCL	3.29
SUNTRUST BKS	3.18
THE TRAVELERS CO	3.35
VALERO ENERGY	3.38
WACHOVIA CORP	3.12
WASHINGTN MUTUAL	3.02
WELLS FARGO & CO	3.18

The DB U.S. Growth Total Return Index

Name	Weight
ACE LTD	3.42
AON CORP	3.14
APPLE COMP INC	3.43
BIOGEN IDEC	3.24
BOEING CO	3.30
CELGENE CORP	3.35
CORNING INC	3.18
DOMINION RES INC	3.24
EMC CORP	3.14
EXELON CORP	3.22
EXPRESS SCRIPTS	3.53
FLUOR CORP	3.50
GOOGLE	3.33
HARRAHS ENTER	3.40
MEDCO HLTH SOLN	3.53
MEMC ELECTRONIC MATERIALS	3.46
NOBLE CORP	3.63
NTL OILWELL VARC	3.35
NVIDIA CORP	3.17
NYSE EURONEXT	3.22
PROLOGIS	3.01
PRUDENTIAL FINL	3.25
PUBLIC SERVICE ENTERPRISE GP	3.34
SCHERING-PLOUGH	3.18
SCHLUMBERGER LTD	3.60
ST JUDE MEDICAL	3.22
TEXTRON INC	3.21
THE TRAVELERS CO	3.33
TRANSOCEAN INC	3.57
WILLIAMS COS INC	3.48

The DB Japan Value Total Return Index

Name	Weight
HONDA MOTOR CO LTD	4.92
ITOCHU CORP	4.86
JFE HOLDINGS	4.90
KOBE STEEL	5.14
MARUBENI	5.04
MITSUB UFJ FG	5.40
MITSUBISHI CORP	4.95
MITSUI CO LTD	4.90
MITSUI TRUST HLD	4.74
MIZUHO FINANCIAL GROUP INC	4.88
NIP STEEL CORP	5.35
NISSAN MOTOR CO LTD	5.01
ORIX CORP	4.74
RESONA HOLDINGS	4.84
SUMITOMO CORP	4.91
SUMITOMO MTL IND	5.39
SUMITOMO TR & BK	4.52
TDK CORPORATION	5.38
TOKYO ELECTRON	5.31
TOYOTA MOTOR CORP	4.83

The DB Japan Growth Total Return Index

Name	Weight
ASTELLAS PHARMA	4.99
BRIDGESTONE CORP	4.84
CENTRAL JAPAN RY	3.94
FUJI PHOTO FILM JAPAN	4.9
KOMATSU	4.61
MILLEA HOLDINGS INC	4.68
MITSUBISHI EST	4.68
MITSUBISHI HVY	4.67
MITSUI CO LTD	5.02
MITSUI OSK LINES	4.24
NIKKO CORDIAL	5.21
NINTENDO CO LTD	5.44
SEVEN & I HLDG	6.01
SONY CORP	5.65
SUMITOMO ELEC	5.18
TAKEDA PHARM	4.82
TDK CORPORATION	5.51
TOKYO ELECTRON	5.44
TOSHIBA CORP	4.81
YAMATO HOLDINGS	5.35

The DB U.K. Value Total Return Index

Name	Weight
ALLIANCE & LEICS	6.25
AVIVA	5.10
BARCLAYS	4.87
BRITISH AIRWAYS	4.56
BARRATT DEVELOPMENTS	4.34
BRITISH ENERGY GROUP	5.69
BRITISH LAND COMPANY	5.25
BT GROUP PLC	4.73
HBOS	4.92
HAMMERSON	5.18
3I GRP	4.42
KAZAKHMYS	5.12
LAND SECURITIES	4.96
LEGAL + GENERAL GRP	5.09
LIBERTY INTL	4.96
NORTHERN ROCK	4.51
PERSIMMON	4.64
ROYAL BANK OF SCOTLAND GRP	5.27
RESOLUTION	4.89
TAYLOR WIMPEY PLC	5.24

The DB U.K. Growth Total Return Index

Name	Weight
BAE SYSTEMS	5.27
BRITISH LAND COMPANY	5.38
BT GROUP PLC	4.85
CARPHONE WAREHOUSE GRP	4.83
FRIENDS PROVIDENT PLC	5.29
3I GRP	4.52
INTERNATIONAL POWER	4.94
CONERGY AG	3.75
KINGFISHER	4.18
LAND SECURITIES	5.08
LEGAL + GENERAL GRP	5.21
LIBERTY INTL	5.07
MARKS & SPENCER GROUP PLC	4.49
PEARSON	4.94
RECKITT BENCKISER PLC	5.30
SAINSBURY (J)	5.05
SCHRODERS	4.53
SMITHS GROUP PLC	4.92
SCOTTISH & SOUTHERN ENERGY	5.29
XSTRATA PLC	5.85

Historical Information

The following graphs set forth the historical performance of the Index, the DB Regional Style Indices and the Benchmark Indices based on the daily Index closing levels from October 22, 1996 (the Index inception date) through January 4, 2008. The Index closing level on January 4, 2008 was 2,003.05. The closing level of the DB Euro Value Total Return Index on January 4, 2008 was 15,533.73. The closing level of the DB Euro Growth Total Return Index on January 4, 2008 was 11,393.03. The closing level of the Dow Jones EURO STOXX 50 Total Return Index™ Index on January 4, 2008 was 6,301.00. The closing level of the DB U.S. Value Total Return Index on January 4, 2008 was 9,696.11. The closing level of the DB U.S. Growth Total Return Index on January 4, 2008 was 7,738.34. The closing level of the S&P 500® Total Return Index on January 4, 2008 was 2,217.59. The closing level of the DB Japan Value Total Return Index on January 4, 2008 was 4,629.52. The closing level of the DB Japan Growth Total Return Index on January 4, 2008 was 1,854.13. The closing level of the TOPIX 100® Total Return Index on January 4, 2008 was 1,172.98. The closing level of the DB U.K. Value Total Return Index on January 4, 2008 was 8,000.20. The closing level of the DB U.K. Growth Total Return Index on January 4, 2008 was 5,157.63. The closing level of the FTSE 100® Total Return Index on January 4, 2008 was 3,687.50.

The Index has existed only since October 3, 2006. The historical performance data below from October 3, 2006 through January 4, 2008 represent the actual performance of the Index. The historical performance data from October 22, 1996 to September 29, 2006 reflect a retrospective calculation of the levels of the Index using archived data and the original methodology for the calculation of the Index as described in "The Deutsche Bank X-Alpha USD Excess Return® Index — Change in Methodology" in the accompanying underlying supplement. **All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the Index was possible at any time prior to October 3, 2006.**

The Index closing levels reflected in the graph below for the period from July 17, 2007 through January 4, 2008 were based on the new methodology for the calculation of the Index as described under "The Deutsche Bank X-Alpha USD Excess Return® Index — Change in Methodology" in the accompanying underlying supplement. The Index closing levels reflected in the graph below for the period from October 22, 1996 through July 16, 2007, were based on the original methodology for the calculation of the Index as described under "The Deutsche Bank X-Alpha USD Excess Return® Index — Change in Methodology" in the accompanying underlying supplement and have not been restated. As described in "The Deutsche Bank X-Alpha USD Excess Return® Index — Change in Methodology" in the accompanying underlying supplement, **the new methodology for the calculation of the Index would have resulted in lower Index closing levels and annualized return if it had been applied for the period from October 22, 1996 through July 16, 2007**. For example, a retrospective calculation of the Index closing level for July 16, 2007 based on the new methodology results in an Index closing level of 2,073.74, compared to the actual Index closing level of 2,184.80 on that date. A retrospective calculation of the annualized return for the Index for the period from October 22, 1996 through July 16, 2007 based on the new methodology results in an annualized return of 7.03%, compared to a retrospectively calculated annualized return of 7.55% calculated based on the original methodology for the same time period.



The DB Euro Value Total Return Index and the DB Euro Growth Total Return Index have existed only since July 1, 2002. The historical performance data below from July 1, 2002 through January 4, 2008 represent the actual performance of such indices. The historical performance data from October 22, 1996 to June 28, 2002 reflect a retrospective calculation of the levels of such indices using archived data and the same methodology as described in "Additional Information Relating to the DB Regional Style Indices" in the accompanying underlying supplement. **All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the DB Euro Value Total Return Index or the DB Euro Growth Total Return Index was possible at any time prior to July 1, 2002.**





The DB U.S. Value Total Return Index and the DB U.S. Growth Total Return Index have existed only since July 1, 2002. The historical performance data below from July 1, 2002 through January 4, 2008 represent the actual performance of such indices. The historical performance data from October 22, 1996 to June 28, 2002 reflect a retrospective calculation of the levels of such indices using archived data and the same methodology as described in "Additional Information Relating to the DB Regional Style Indices" in the accompanying underlying supplement. **All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the DB U.S. Value Total Return Index or the DB U.S. Growth Total Return Index was possible at any time prior to July 1, 2002.**





The DB Japan Value Total Return Index and the DB Japan Growth Total Return Index have existed only since November 1, 2002. The historical performance data below from November 1, 2002 through January 4, 2008 represent the actual performance of such indices. The historical performance data from October 22, 1996 to October 31, 2002 reflect a retrospective calculation of the levels of such indices using archived data and the same methodology as described in "Additional Information Relating to the DB Regional Style Indices" in the accompanying underlying supplement. **All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the DB Japan Value Total Return Index or the DB Japan Growth Total Return Index was possible at any time prior to November 1, 2002.**





The DB U.K. Value Total Return Index and the DB U.K. Growth Total Return Index have existed only since August 1, 2006. The historical performance data below from August 1, 2006 through January 4, 2008 represent the actual performance of such indices. The historical performance data from October 22, 1996 to July 31, 2006 reflect a retrospective calculation of the levels of such indices using archived data and the same methodology as described in "Additional Information Relating to the DB Regional Style Indices" in the accompanying underlying supplement. **All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the DB U.K. Value Total Return Index or the DB U.K. Growth Total Return Index was possible at any time prior to August 1, 2006.**





The methodology and the models used for the constitution and retrospective calculation of the Index and the DB Regional Style Indices were developed with the advantage of hindsight. In reality it is not possible to invest with the advantage of hindsight.

The historical levels of the Index, the DB Regional Style Indices and the Benchmark Indices should not be taken as an indication of future performance, and no assurance can be given as to the closing levels of the Index, the DB Regional Style Indices or the Benchmark Indices on the Expiration Date. We cannot give you assurance that the performance of the Index, the DB Regional Style Indices or the Benchmark Indices will result in the return of your initial investment.

Supplemental Underwriting Information

Pursuant to the requirements of Rule 2720 of the Conduct Rules of FINRA, Oppenheimer & Co. Inc. is assuming the responsibilities of acting as qualified independent underwriter in pricing the offering of and conducting due diligence for the warrants. A fixed payment of $150,000 will be made to Oppenheimer & Co. Inc. in its capacity as qualified independent underwriter.

Deutsche Bank Securities Inc. and other agents may pay referral fees to other broker-dealers of up to 5.00% of the Issue Price or $0.50 per $10.00 warrant. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% of the Issue Price or $0.025 per $10.00 warrant. See "Underwriting" in the accompanying product supplement.